Exhibit 99.2

A-Power Energy Generation Company, Ltd. and Subsidiaries

Unaudited Pro Forma Condensed Combined Financial Statements

On January 25, 2010, A-Power Energy Generation Company Ltd.(“A-Power” or the “Company”), through its wholly owned subsidiary Liaoning Gaoke Energy group company Ltd.(“Gaoke Energy”), completed the acquisition of 100% of the shares of EVATECH Co., Ltd. (“Evatech”) for cash consideration of approximately $49.9 million. Due to certain financial difficulties with the operation of its business, Evatech was the subject of a rehabilitation process in the courts of Japan related to its corporate and debt restructuring that began in November, 2008 and ended with A-Power’s acquisition of Evatech

The following unaudited pro forma condensed Combined Financial Statements are based on the historical financial statements of A-Power and Evatech after giving effect to the assumptions, reclassifications, and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statement.

The acquisition has been accounted for using the purchase method of accounting in accordance with the acquisition method of accounting in accordance with Section 805 of the FASB Codification.  Under the acquisition method of accounting, the total purchase consideration of the acquisition is allocated to the tangible assets and identifiable intangible assets and liabilities assumed based on their relative fair values.  The excess of the purchase consideration over the net tangible and identifiable intangible assets is recorded as goodwill.  The purchase price allocation is preliminary since the valuation of the intangible assets is still being finalized.  Accordingly, the pro forma adjustments related to the purchase price allocation and certain other adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements.  Any revisions to the purchase price allocation are not expected to have a material impact on the statement of operations, except as these adjustments may relate to any intangible assets, for which the Company has yet to identify and assign a final fair value.

The unaudited pro forma condensed combined financial statements are prepared by management for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated as of the dates presented, and should not be taken as representative of future consolidated results or operations of financial position of the company.

You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma combined financial statements contained in this Form 6-K;

•
separate historical audited consolidated financial statements of Evatech as of August 31, 2009 and 2008 and for the two years ended August 31, 2009 and 2008 included as Exhibit 99.1 to this Form 6-K; and

•
separate historical audited consolidated financial statements of A-Power as of December 31, 2009 and 2008 and for the three years then ended included in A-Power’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2010.

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2009

	Historical
	A-Power	Evatech	Pro Forma		Pro Forma
(in Thousands of United States dollars)	(Audited)	(Unaudited)	Adjustment	Notes	Consolidated

Assets
Current assets
Cash and cash equivalents	$166,476	$1,015	$29,100	(a)	$226,406
	-	-	49,900	(d)	-
	-	-	(19,314)	(e)	-
	-	-	(771)	(g)	-
Restricted cash	13,399	-	-		13,399
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil)	12,463	3,385	-		15,847
Prepayments, deposits, other receivables	52,452	1,462	(1,400)	(h)	52,514
Costs and estimated earnings in excess of billings on uncompleted projects	2,967	-	-		2,967
Inventory	10,327	13,904	(1,833)	(l)	22,398
Due from related parties	105	-	-		105
Total current assets	258,189	19,765	55,682		333,636

Deferred income tax asset	2,321	-	2,160	(c)	5,251
	-	-	770	(l)	-
Accounts receivable	5,738	902	-		6,640
Construction in progress	-	-	-		-
Property, plant and equipment, net	58,617	19,978	(5,143)	(c )	73,452
Intangible assets, net	22,412	-	8,873	(b)	30,398
	-	-	(887)	(k)	-
Deposits on intangible assets	5,657	-			5,657
Long Term Investment	2,423	696	49,900	(a)	3,119
	-	-	(49,900)	(j)	-
Other Non-Current Assets	-	-	-		-
Total assets	$355,357	$41,340	$61,455		$458,152

Liabilities and Stockholder’s Equity
Current Liabilities
Note Payable	$-	$18,626	$(18,626)	(e)	$-
Accounts payable	15,415	3,620	(3,620)	(e)	15,415
Other payable and accrued liabilities	24,619	2,920	(2,920)	(e)	24,619
Current portion – LT debt	-	4,488	(4,488)	(e)	-
Customer deposits	9,994	-	-		9,994
Billings in excess of costs and estimated earnings on uncompleted projects	4,887	-	-		4,887
Unearned Revenue	1,419	-	-		1,419
Due to related parties	4,158	-	-		4,158
Income and business taxes payable	4,078	28	2,697	(f)	6,804
Short term Loans	19,852	16,907	(15,507)	(e)	19,852
	-	-	(1,400)	(h)	-
Fair value of embedded derivatives-forward contract	516	-	-		516
defer tax Liability	31	13	3,727	(b)	3,771
Warrants liability	17,750	-	-		17,750
Total Current Liabilities	102,719	46,602	(40,137)		109,185

Long-term Payable	-	7,135	(7,135)	(e)	-
Non-current deferred income tax liabilities	-	22	-		22
Other non-current liabilities	-	837	-		837
Total liabilities	102,719	54,597	(47,272)		110,044

Stockholders' equity

Common shares, 150,000,000 authorized with par value of $0.0001 per share, 39,585,706 Shares issued as of December 31, 2009
(50,000,000 authorized with par value of $0.0001 per share,34,706,938 shares issued as of December 31, 2008)	4	6,262	1	(a)	5
	-	-	(6,262)	(i)	-
Additional paid-in capital	203,491	5,508	78,999	(a)	298,961
	-	-	49,900	(d)	-
	-	-	10,963	(j)	-
	-	-	(49,900)	(i)	-
Accumulated other comprehensive income	6,459	(73)	73	(i)	6,459
Statutory reserves	4,155	-			4,155
Retained earnings (loss)	(1,651)	(24,953)	5,146	(b)	(1,651)
	-	-	(2,983)	(c)	-
	-	-	32,982	(e)	-
	-	-	(2,697)	(f)	-
	-	-	(771)	(g)	-
	-	-	(4,774)	(i)	-
	-	-	(887)	(k)	-
	-	-	(1,063)	(l)	-
Noncontrolling interest	40,180	-	-		40,180
	-	-	-		-
Total stockholders' equity	$252,638	$(13,256)	$108,727		$348,109

Total liabilities and stockholders' equity	$355,357	$41,340	$61,455		$458,153

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Unaudited Pro Forma Combined Statements of Operations
For the Year Ended December 31, 2009

	Historical		Pro Forma
	A-Power	Evatech	Adjustment		Pro Forma
(in Thousands of United States dollars)	(Audited)	(unaudited)	Total	Notes	Consolidated

Revenues	$311,252	$2,096	$-		$313,348
Cost of sales and business taxes	260,167	2,075	-		262,242
					-
Gross profit	51,085	21	-		51,106

Expenses
Selling, general and administrative expenses	12,845	7,588	(8,873)	(b)	16,205
			2987	(c)	-
			771	(g)	-
			887	(k)	-
Income from operations	38,241	(7,567)	(4,228)		34,901

Other income (expense)
Interest income (expense)	(369)	(644)	-		(1,013)
Finance costs	(272)	-	-		(272)
Other income	437	25,306	-		25,743
Accretion expenses on convertible debt	(2,280)	-	-		(2,280)
Change in fair value of warrants	(11,596)	-	-		(11,596)
Change in fair value of embedded derivative - convertible notes	(25,611)	-	-		(25,611)
Make-whole amount paid on conversion	(9,886)	-	-		(9,886)
Fair value of inducement issued to holders to convert	(3,394)	-	-		(3,394)
(Loss) Income before provision for income taxes	(14,731)	17,095	4,228		6,591

Provision for income taxes	1,792	1,155	3,727	(b)	5,420
			(1,254)	(c)
Net(loss) Income	(16,523)	15,940	1,755		1,171

Net loss (income) in subsidiaries attributable to
noncontrolling interest	(169)	-	-		(169)
Net(loss) income attributable to A-Power Energy Generation Systems Ltd.	(16,692)	15,940	1,755		1,002

Foreign currency translation adjustment	(119)	(119)	-		(238)
Comprehensive (loss) income	$(16,811)	$15,821	$1,755		$764

Earnings (Loss) per share - Basic	$(0.49)				$0.02
–Earnings (Loss) per share - Diluted	$(0.49)				$0.02

Weighted average number of common shares outstanding - basic	34,199,100				34,199,100
Weighted average number of common shares outstanding - diluted	34,199,100				34,199,100

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation and Accounting Periods Presented

The unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

The unaudited pro forma condensed combined balance sheet as of December 31, 2009, and the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2009, presented herein, are based on the historical financial statements of A-Power and Evatech.

Because of different fiscal period ends, information is presented as outlined below:

•
The unaudited pro forma condensed combined balance sheet as of December 31, 2009 is presented as if A-Power’s acquisition of Evatech had occurred on December 31, 2009, and combines the historical balance sheet of A-Power as of December 31, 2009 with the historical balance sheet of Evatech as of August 31, 2009.

•
The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2009 is presented as if A-Power’s acquisition of Evatech had occurred on January 1, 2009, and combines A-Power’s historical statement of operations for the fiscal year ended December 31, 2009 with Evatech’s historical statement of operations for the twelve months ended December 31, 2009.  Evatech’s historical statement of operations for the twelve months ended December 31, 2009 was derived by taking Evatech’s historical results of operations for the year ended August 31, 2009, subtracting Evatech’s historical results of operations for the four months ended December 31, 2008 and adding Evatech’s historical results of operations for the four months ended December 31, 2009.

2.	Acquisition of Evatech

On September 16, 2009, the Company signed an agreement to acquire 100% of EVATECH Co., Ltd. ("Evatech") of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, amorphous-silicon (a-Si) photovoltaic (PV) panels. The total consideration was $49.9 million in cash. On January 25, 2010, the Company paid $49.9 million to close the acquisition. The acquisition is accounted for under the acquisition method of accounting.

Under the acquisition method of accounting, the total estimated purchase price is allocated to Evatech’s net tangible and intangible assets based on their relative estimated fair values at the date of the completion of the acquisition. The following table summarizes the preliminary purchase price allocation of the purchase price for Evatech and the estimated useful lives for the acquired intangible assets (in thousands):

Net tangible assets assumed	$21,713
Acquired intangible:
trademark	2,958
Patent, Technology and licenses	5,915
Repaid debt	19,314
Total purchase price	$49,900

Inventories were decreased to their estimated fair value, which represented an amount equivalent to estimated selling prices less distribution related costs and a normative selling profit. Inventory reserves totaling $1.8 million and had been included in cost of goods sold in the unaudited pro forma condensed combined statement of operations.

Property, plant and equipment were written down to their estimated fair values, resulting in an impairment charge totaling $5 million.

Evatech entered into a rehabilitation process and re-organized its debt. Evatech’s debt approximated $44.7 million, of which approximately $25.3 million was forgiven by Evatech’s debtors and the remaining $19.3 million was paid from the $49.9 million cash received on the acquisition of Evatech’s shares.

Upon completion of the fair value assessment, A-Power anticipates that the final purchase price allocation will differ from the preliminary assessment provided above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities in accordance with the acquisition method of accounting.

3.
Intangible assets were segregated into the categories of Trademarks and Patents, Technology and Licenses (collectively, the “Intangible Assets”) and were assigned aggregated values of $3.0 million and $5.9 million, respectively. The Intangible Assets were valued at the relative estimated net present value of expected future cash flows derived from such Intangible Assets.

4.
The estimated useful life of Intangible Assets is 10 years. Amortization expense on Intangible Assets reflected in the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2009 totaled $0.9 million.

5.	Pro Forma Condensed Combined Financial Statement Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined financial statements, all net of tax effects:

a.
To record the net proceeds of approximately $79.0 million of the offering to sell certain institutional investors 5,777,932 of A-Power’s common shares at a price of $14.37 per share on January 21, 2010 and $49.9 million cash paid to acquire 100% of Evatech’s common shares.

b.
To record the cost of Evatech’s intangible assets to fair value; total value of intangible assets amounted to $8.9 million, bringing the deferred tax liabilities of $3.7 million, correspondingly, which caused a total loss of $5.1 million in pro forma condensed combined financial statements as a result of the decrease of $8.9 million in general and administrative expense partially offset by $3.7 million income tax.

c.
To reduce the cost of Evatech’s property, plant and equipment to fair value; impairment loss on property, plant and equipment totaled $5.1 million, including a $2.2 million impairment loss on the land, was booked in Evatech’s income statement for the year ended December 31, 2009 and was ignored for the pro forma adjustment of pro forma condensed combined financial statements, in which $3 million general and administrative expense and $1.3 million income tax deduction was recorded simultaneously.

d.	To record $49.9 million cash payment to Evatech for acquisition.

e.	To relieve Evatech’s debt in accordance with the rehabilitation settlement. Approximately $19.3 million in debt was paid by Evatech.

f.	To record tax consequence(s) of the Gain on Reorganization, resulting in a increase of $2.7 million in income tax payable.

g.
To record transaction costs totaling approximately $0.8 million related to the acquisition of Evatech. All of the transaction costs were recorded as general and administrative expense in the pro forma adjustment of pro forma condensed combined financial statements.

h.	To eliminate the interest free loan of $1.4 million from A-Power to Evatech.

i.	To eliminate A-Power’s investment in Evatech’s equity in the pro forma condensed combined financial statements.

j.	To eliminate A-Power’s investment of $49.9 million in Evatech.

k.
To record amortization of intangible assets acquired in the Evatech acquisition. Total amortized expense of $0.9 million was recorded as general and administrative expense in the pro forma adjustment of pro forma condensed combined financial statements.

l.	To record the cost of Evatech’s inventory assets to fair value.

6.	Pro Forma net loss per share

Shares used to calculate unaudited pro forma combined basic and diluted net loss per share are based on the sum of the number of A-Power’s weighted –average shares used in computing historical net loss per share, basic and diluted.

7.	Transaction Cost

For the year ended December 31, 2009, transaction cost incurred related to the acquisition of Evatech totaled $0.8 million, which was wholly incurred by A-Power. These costs have been recorded as a pro forma adjustment to increase general and administrative expenses in the statement of operations for the year ended December 31, 2009.

The combined business may incur charges to operations that A-Power cannot reasonably estimate, in the quarter in which the purchase is completed or the following quarters, to reflect costs associated with integrating the two businesses. In addition, the combined business may incur additional charges relating to the transaction in subsequent periods, which could have a material impact on A-Power’s financial position or results of operations.